UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2017

On August 14, 2017, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2017 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.	The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the three months ended June 30, 2017, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

    (1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2017		As of June 30, 2017
Assets
Cash and Due from Banks		47,129,583		41,811,173
Call Loans and Bills Purchased		1,035,746		1,519,891
Receivables under Resale Agreements		8,967,777		9,350,185
Guarantee Deposits Paid under Securities Borrowing Transactions		3,350,051		2,913,515
Other Debt Purchased		2,745,204		2,639,525
Trading Assets		10,361,787		11,303,501
Money Held in Trust		247,583		247,314
Securities	*2	32,353,158	*2	35,367,515
Loans and Bills Discounted	*1	78,337,793	*1	78,488,564
Foreign Exchange Assets		1,828,782		1,924,522
Derivatives other than for Trading Assets		2,170,750		1,868,313
Other Assets		4,180,339		5,216,753
Tangible Fixed Assets		1,136,329		1,120,611
Intangible Fixed Assets		1,045,486		1,068,056
Net Defined Benefit Asset		797,762		810,730
Deferred Tax Assets		56,066		57,348
Customers’ Liabilities for Acceptances and Guarantees		5,273,581		5,409,044
Reserves for Possible Losses on Loans		(509,175)		(477,008)

Total Assets		200,508,610		200,639,561

	(Millions of yen)
	As of March 31, 2017	As of June 30, 2017
Liabilities
Deposits	120,045,217	119,242,930
Negotiable Certificates of Deposit	10,631,277	11,350,828
Call Money and Bills Sold	1,255,172	1,511,951
Payables under Repurchase Agreements	17,969,753	18,310,442
Guarantee Deposits Received under Securities Lending Transactions	1,679,300	1,733,018
Commercial Paper	789,705	534,655
Trading Liabilities	7,923,285	8,124,844
Borrowed Money	6,307,230	5,449,220
Foreign Exchange Liabilities	526,053	404,689
Short-term Bonds	226,348	206,530
Bonds and Notes	7,564,535	7,416,653
Due to Trust Accounts	4,784,077	4,479,344
Derivatives other than for Trading Liabilities	1,784,857	1,547,923
Other Liabilities	3,883,168	5,036,408
Reserve for Bonus Payments	67,633	13,089
Reserve for Variable Compensation	3,018	3,810
Net Defined Benefit Liability	55,236	55,226
Reserve for Director and Corporate Auditor Retirement Benefits	1,327	1,169
Reserve for Possible Losses on Sales of Loans	298	58
Reserve for Contingencies	5,680	5,706
Reserve for Reimbursement of Deposits	19,072	17,466
Reserve for Reimbursement of Debentures	32,720	30,781
Reserves under Special Laws	2,309	2,285
Deferred Tax Liabilities	337,800	329,530
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585	66,462
Acceptances and Guarantees	5,273,581	5,409,044

Total Liabilities	191,235,249	191,284,072

Net Assets
Common Stock and Preferred Stock	2,256,275	2,256,548
Capital Surplus	1,134,416	1,134,811
Retained Earnings	3,615,449	3,638,845
Treasury Stock	(4,849)	(5,478)

Total Shareholders’ Equity	7,001,291	7,024,727

Net Unrealized Gains (Losses) on Other Securities	1,289,985	1,356,077
Deferred Gains or Losses on Hedges	10,172	10,499
Revaluation Reserve for Land	145,609	145,329
Foreign Currency Translation Adjustments	(69,657)	(79,421)
Remeasurements of Defined Benefit Plans	144,866	144,856

Total Accumulated Other Comprehensive Income	1,520,976	1,577,341

Stock Acquisition Rights	1,754	1,210
Non-controlling Interests	749,339	752,209

Total Net Assets	9,273,361	9,355,489

Total Liabilities and Net Assets	200,508,610	200,639,561

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the three months ended June 30, 2016		For the three months ended June 30, 2017
Ordinary Income		780,350		793,607
Interest Income		334,632		381,591
Interest on Loans and Bills Discounted		225,147		246,024
Interest and Dividends on Securities		55,453		59,730
Fiduciary Income		10,394		10,942
Fee and Commission Income		169,821		156,381
Trading Income		112,084		57,374
Other Operating Income		111,457		86,592
Other Ordinary Income	*1	41,960	*1	100,724
Ordinary Expenses		588,197		651,263
Interest Expenses		118,956		188,736
Interest on Deposits		46,971		78,477
Fee and Commission Expenses		37,863		40,431
Trading Expenses		120		—
Other Operating Expenses		30,551		23,611
General and Administrative Expenses		350,354		362,106
Other Ordinary Expenses	*2	50,350	*2	36,377

Ordinary Profits		192,153		142,344

Extraordinary Gains	*3	1,410	*3	1,659
Extraordinary Losses	*4	881	*4	1,821

Income before Income Taxes		192,683		142,182

Income Taxes:
Current		56,373		50,611
Deferred		(9,885)		(36,991)

Total Income Taxes		46,488		13,619

Profit		146,194		128,562

Profit Attributable to Non-controlling Interests		13,555		10,272

Profit Attributable to Owners of Parent		132,639		118,290

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Profit	146,194	128,562
Other Comprehensive Income	(95,447)	53,619
Net Unrealized Gains (Losses) on Other Securities	(130,342)	63,494
Deferred Gains or Losses on Hedges	42,390	910
Revaluation Reserve for Land	(4)	(0)
Foreign Currency Translation Adjustments	(9,461)	(4,019)
Remeasurements of Defined Benefit Plans	6,710	3,973
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(4,739)	(10,737)

Comprehensive Income	50,747	182,182

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	40,302	174,934
Comprehensive Income Attributable to Non-controlling Interests	10,444	7,247

Notes to Quarterly Consolidated Financial Statements

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a performance-based stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The number of MHFG’s shares to be distributed will be determined pursuant to a performance evaluation based on the annual business plan.

A structure has been introduced for the distribution of MHFG’s shares under the Program, whereby the distribution will be deferred over three years, and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the Company Group or the relevant Directors, Executive Officers, and Specialist Officers.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of June 30, 2017 was ¥1,428 million for 9,000 thousand shares.

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2017	As of June 30, 2017
Loans to Bankrupt Obligors	33,330	31,118
Non-Accrual Delinquent Loans	430,525	396,529
Loans Past Due for Three Months or More	7,896	6,465
Restructured Loans	414,700	396,933
Total	886,452	831,047

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2017	As of June 30, 2017
1,169,267	1,164,783

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Gains on Sales of Stocks	25,443	66,824
Reversal of Reserves for Possible Losses on Loans	—	21,906

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
System Migration-related Expenses	10,047	15,285

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Gains on Disposition of Fixed Assets	1,410	1,653

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Losses on Impairment of Fixed Assets	—	1,150
Losses on Disposition of Fixed Assets	814	671

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the three months ended June 30, 2017. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2016 and 2017 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Depreciation	39,307	42,629
Amortization of Goodwill	360	1,040

Changes in Net Assets

For the three months ended June 30, 2016

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 13, 2016	Common Stock	93,838	3.75	March 31, 2016	June 3, 2016	Retained Earnings
The Board of Directors	Eleventh Series Class XI Preferred Stock	989	10	March 31, 2016	June 3, 2016	Retained Earnings

For the three months ended June 30, 2017

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2017	Common Stock	95,173	3.75	March 31, 2017	June 5, 2017	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors on May 15, 2017 include ¥33 million of cash dividends on MHFG shares held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.	Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

For the three months ended June 30, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	164,100	89,200	95,800	199,000	12,100	(9,302)	550,897
General and administrative expenses (excluding Non-Recurring Losses)	180,700	48,700	57,100	44,700	7,700	(572)	338,327
Equity in income from investments in affiliates	1,200	300	600	—	(300)	812	2,612
Others	—	—	—	—	—	(12,122)	(12,122)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(15,400)	40,800	39,300	154,300	4,100	(20,039)	203,060

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2017, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	159,800	79,800	74,900	118,800	12,700	(5,895)	440,104
General and administrative expenses (excluding Non-Recurring Losses)	179,800	48,800	59,300	49,400	7,100	10,428	354,828
Equity in income from investments in affiliates	2,800	300	900	—	100	297	4,397
Others	—	—	—	—	—	(5,280)	(5,280)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(17,200)	31,300	16,500	69,400	5,700	(21,306)	84,393

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2016 and 2017, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	203,060	84,393
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(12,026)	(7,278)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(2,901)	(5,141)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	8,229	24,345
Net Gains (Losses) related to Stocks	13,622	62,306
Net Extraordinary Gains (Losses)	529	(161)
Others	(17,831)	(16,281)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	192,683	142,182

Securities

*	In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are deemed extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity

As of March 31, 2017

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	3,059,975	3,097,144	37,168
Foreign Bonds	755,698	749,574	(6,124)
Total	3,815,674	3,846,718	31,043

As of June 30, 2017

	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	2,759,961	2,789,329	29,367
Foreign Bonds	707,288	698,883	(8,404)
Total	3,467,250	3,488,212	20,962

(Note)	The fair value is based on market prices as of June 30, 2017 (March 31, 2017) and other data.

2.	Other Securities

As of March 31, 2017

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,687,587	3,542,046	1,854,458
Bonds	13,223,974	13,245,155	21,181
Japanese Government Bonds	10,255,613	10,264,329	8,716
Japanese Local Government Bonds	279,863	284,472	4,608
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,688,397	2,696,253	7,856
Other	11,749,945	11,693,530	(56,415)
Foreign Bonds	9,099,741	8,955,436	(144,305)
Other Debt Purchased	236,419	237,781	1,361
Other	2,413,783	2,500,312	86,528
Total	26,661,507	28,480,731	1,819,224

As of June 30, 2017

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,665,738	3,613,382	1,947,643
Bonds	16,206,323	16,204,283	(2,040)
Japanese Government Bonds	13,174,797	13,163,148	(11,648)
Japanese Local Government Bonds	295,380	299,037	3,657
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,736,046	2,741,997	5,950
Other	12,238,482	12,199,882	(38,599)
Foreign Bonds	9,371,199	9,235,292	(135,906)
Other Debt Purchased	325,698	326,882	1,183
Other	2,541,583	2,637,707	96,123
Total	30,110,544	32,017,549	1,907,004

(Notes)	1.	Unrealized Gains (Losses) include ¥34,372 million and ¥48,982 million, which were recognized in the statements of income for the year ended March 31, 2017 and the three months ended June 30, 2017, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the three months ended June 30, 2017 (last month of the fiscal year ended March 31, 2017), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of June 30, 2017 (March 31, 2017).
	3.	Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the three months ended June 30, 2017 (the fiscal year ended March 31, 2017) (impairment (devaluation)), if the fair value (primarily the closing market price as of June 30, 2017 (March 31, 2017)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2017 was ¥1,139 million.

The amount of impairment (devaluation) for the three months ended June 30, 2017 was ¥535 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2017

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,286	3,286	—

As of June 30, 2017

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,512	3,512	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	18,745,005	(1,621)	(1,621)
	Options	1,206,236	775	(179)
Over-the-Counter	FRAs	30,828,579	(5,618)	(5,618)
	Swaps	878,154,442	109,894	109,894
	Options	13,760,116	(100,160)	(100,160)
Inter-Company or Internal Transactions	Swaps	13,874,345	32,379	32,379

Total		—	35,649	34,694

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of June 30, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	20,979,955	(1,241)	(1,241)
	Options	3,893,755	793	(163)
Over-the-Counter	FRAs	32,252,226	1,768	1,768
	Swaps	861,704,166	50,250	50,250
	Options	12,775,470	(99,487)	(99,487)
Inter-Company or Internal Transactions	Swaps	15,502,311	6,295	6,295

Total		—	(41,621)	(42,577)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	94,383	—	—
Over-the-Counter	Swaps	45,250,084	54,489	99,071
	Forwards	112,895,843	110,932	110,932
	Options	5,453,339	(21,795)	(22,230)
Inter-Company or Internal Transactions	Swaps	3,441,048	(228,425)	6,386
	Forwards	160,189	(2,328)	(2,328)

Total		—	(87,128)	191,831

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•       Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of June 30, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	113,664	4	4
Over-the-Counter	Swaps	45,508,871	84,365	109,410
	Forwards	107,861,396	92,798	92,798
	Options	4,860,031	(20,965)	(22,294)
Inter-Company or Internal Transactions	Swaps	3,098,766	(195,824)	13,084
	Forwards	160,414	2,772	2,772

Total		—	(36,849)	195,775

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•       Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	845,111	1,557	1,557
	Index Futures Options	2,052,562	(97,647)	(5,067)
Over-the-Counter	Equity Linked Swaps	191,842	11,513	11,513
	Options	919,581	(5,596)	(10,114)
	Other	414,495	24,548	24,548

Total		—	(65,623)	22,438

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of June 30, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	871,965	(3,786)	(3,786)
	Index Futures Options	2,049,886	(104,281)	(8,709)
Over-the-Counter	Equity Linked Swaps	203,024	9,531	9,531
	Options	880,813	(5,710)	(10,282)
	Other	425,551	28,865	28,865

Total		—	(75,383)	15,617

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,179,498	(1,988)	(1,988)
	Futures Options	687,146	64	18
Over-the-Counter	Options	1,491,680	(181)	209

Total		—	(2,105)	(1,759)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	2,857,247	(1,478)	(1,478)
	Futures Options	1,167,789	(212)	3
Over-the-Counter	Options	1,310,429	0	(301)

Total		—	(1,691)	(1,777)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	54,436	(189)	(189)
Over-the-Counter	Swaps	5,296	1	1
	Options	299,986	2,186	2,186

Total		—	1,997	1,997

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of June 30, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	67,625	(569)	(569)
Over-the-Counter	Swaps	5,414	1	1
	Options	303,833	2,199	2,199

Total		—	1,631	1,631

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,840,024	(2,751)	(2,751)

Total		—	(2,751)	(2,751)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,741,968	(2,972)	(2,972)

Total		—	(2,972)	(2,972)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the three months ended June 30, 2016	For the three months ended June 30, 2017
(1) Net Income per Share of Common Stock	Yen	5.29	4.66
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	132,639	118,290
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	132,639	118,290
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,039,256	25,367,097

(2) Diluted Net Income per Share of Common Stock	Yen	5.22	4.66
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	346,050	8,582
Preferred Stock	Thousands of shares	332,885	—
Stock Acquisition Rights	Thousands of shares	13,164	8,582
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the period is 9,000 thousand.

Subsequent Events

There is no applicable information.

II.	Others

At the meeting of the Board of Directors held on May 15, 2017, the year-end cash dividends for the 15th term were resolved as follows:

Total amount of year-end cash dividends	¥95,173 million
Year-end cash dividends per share Common Stock	¥3.75
Effective date and starting date of dividend payments	June 5, 2017